UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: May 8, 2006	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

Open Joint Stock Company “Vimpel-Communications”

NOTICE OF THE 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

BASED ON 2005 RESULTS

June 23, 2006

10:00 (Moscow time)

10, Ulitsa 8 Marta, Building 14

Moscow, Russian Federation

Open Joint Stock Company “Vimpel-Communications”, 10 Ulitsa 8 Marta, Building 14, Moscow 127083,

Russian Federation

To the shareholders

of Open Joint Stock Company

“Vimpel-Communications”

NOTICE ON THE CONVOCATION

OF THE 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Based on 2005 Results

5 May, 2006

Dear Shareholder:

It is a pleasure to invite you to the 2006 Annual General Meeting of Shareholders based on 2005 results (“AGM”) of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”). Pursuant to Protocol No. 2 of the Board of Directors of VimpelCom (the “Board”) dated April 7, 2005, the AGM will be held on Friday, June 23, 2006, at 10:00 (Moscow time) at the following address: 10, Ulitsa 8 Marta, Building 14, Moscow, Russian Federation. The AGM shall be held in the form of a meeting (voting may be effected by completed voting ballots sent to VimpelCom). The registration start time is 9:00 (Moscow time) at the same address. Shareholders may report breaches of the registration procedure to the CEO and General Director of the Company. Shareholders of record as of the close of the Company’s registrar’s business (Moscow time) on May 5, 2006 (the “Shareholders”) shall be eligible to participate in and vote at the AGM.

The Agenda of the Meeting is as follows:

1. Approval of the 2005 VimpelCom Annual Report;

2. Approval of VimpelCom’s accounting statements, including Profit and Loss Statement for 2005 (prepared in accordance with Russian statutory accounting principles) (for key figures from these financials, see Attachment 1);

3. Allocation of profits and losses resulting from 2005 operations including non-payment of dividends to holders of common registered shares and payment of dividends to holders of preferred registered shares of type A;

4. Election of the Board of Directors (information about the candidates is provided in Attachment 2);

5. Election of the Audit Commission (information about the candidates is provided in Attachment 3);

6. Approval of external auditors.

7. Approval of compensation to the members of the Board of Directors; and

8. Approval of compensation to the members of the Audit Commission.

In preparation for the AGM, the following materials are being sent to our Shareholders along with this Notice (which includes information regarding the issues on the Agenda): (i) key figures derived from the accounting balance and profit and loss statement of VimpelCom prepared for 2005 in accordance with Russian statutory accounting principles (Attachment 1);

(ii) information about the candidates to the Board of Directors (Attachment 2); (iii) information about the candidates to the Audit Commission (Attachment 3).

In addition, the following materials shall be made available to the Shareholders at the office of the CEO and General Director of the Company located at 10, Ulitsa 8 Marta, Building 14, Moscow, Russian Federation (tel. 7-495-910-5919), Monday through Friday, from 9:30 until 18:00 (Moscow time) from June 2, 2006 through June 23, 2006 or at the AGM:

1. Annual report of the Company for 2005 prepared in accordance with Russian law;

2. The conclusions of the Company’s Audit Commission on authenticity of the information set forth in the Annual report of the Company for 2005 and on the results of the review of the Company’s 2005 accounting statements (prepared in accordance with Russian statutory accounting principles);

3. VimpelCom’s 2005 audited accounting statements, including profit and loss statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza, LLC, a Russian licensed auditor;

4. The Audit Opinion of Rosexpertiza, LLC on the results of the review of the Company’s 2005 accounting statements (prepared in accordance with Russian statutory accounting principles);

5. Recommendations of the Company’s Board on distribution of profits and losses as well as on the amount of dividends and the procedure of payment of dividends based on the results of the fiscal year;

6. Written consents of the nominees to the Company’s Board of Directors; and

7. Written consents of the nominees to the Company’s Audit Commission.

The Company will send its annual report containing its U.S. GAAP financials under a separate mailing to its Shareholders prior to the AGM and will make such annual report available on its web site at http://www.vimpelcom.com.

Set forth below is a description of each issue on which shareholder approval is sought. The Board has recommended that the Shareholders vote in favor of each item on the Agenda.

* * * * * * * * * *

ITEM 1. APPROVAL OF THE 2005 VIMPELCOM ANNUAL REPORT

Text of the Proposed Decision: “To approve the 2005 VimpelCom Annual Report.”

Explanatory Information:

•	In accordance with Russian law and the Company’s Charter, the annual report of a joint stock company is to be approved at the AGM.

•	The annual report was preliminarily reviewed by the Company’s Audit Commission, approved by the Board (Protocol No. 2 dated April 7, 2006) and has been submitted for the review and approval of the Shareholders at the AGM. Copies of the annual report prepared in accordance with Russian law are available at the offices of the CEO and General Director of the Company at the address included above.

Shareholder Approval Required: This Item 1 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 2. APPROVAL OF VIMPELCOM’S ACCOUNTING STATEMENTS, INCLUDING PROFIT AND LOSS STATEMENT FOR 2005 (PREPARED IN ACCORDANCE WITH RUSSIAN STATUTORY ACCOUNTING PRINCIPLES)

Text of the Proposed Decision: “To approve VimpelCom’s 2005 accounting statements, including profit and loss statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza, LLC.”

Explanatory Information:

•	VimpelCom, as a legal entity registered under the laws of the Russian Federation, must maintain its accounts in accordance with Russian law and Russian statutory accounting principles. The annual accounting statements of VimpelCom, including its profit and loss statement (i.e., report on financial results), prepared in accordance with Russian statutory accounting principles, are subject to the approval of the AGM. In 2005, these accounting statements were audited by Rosexpertiza, LLC, a licensed Russian auditor.

•	VimpelCom also prepares its accounts in accordance with U.S. GAAP to assist its Shareholders in familiarizing themselves with the Company’s financial condition. The U.S. GAAP balance sheet and certain financial indicators of VimpelCom, which were audited by Ernst & Young (CIS) Ltd., are included in the Company’s annual report which will be posted on the Company’s web site http://www.vimpelcom.com and will be sent to the shareholders under a separate mailing.

•	Russian statutory accounting principles and U.S. GAAP differ. Therefore it is inevitable that there will be certain differences in the figures presented by these two different accounting methods. Set forth in Attachment 1 are the key figures in Russian rubles derived from the accounting balance and profit and loss statement of VimpelCom prepared for 2005 in accordance with Russian statutory accounting principles. Copies of the complete financial statements are available at the office of the CEO and General Director of the Company.

Shareholder Approval Required: This Item 2 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 3. ALLOCATION OF PROFITS AND LOSSES RESULTING FROM 2005 OPERATIONS INCLUDING NON-PAYMENT OF DIVIDENDS TO HOLDERS OF COMMON REGISTERED SHARES AND PAYMENT OF DIVIDENDS TO HOLDERS OF PREFERRED REGISTERED SHARES OF TYPE A

Text of the Proposed Decision: “To not pay annual dividends to holders of common registered shares based on 2005 results; to pay annual dividends to holders of preferred registered shares of type A based on 2005 results in the amount of 0.1 kopeck per share within 60 days from the date of the adoption of this decision; and to invest the remaining profits resulting from 2005 operating results into the business.”

Explanatory Information:

•	VimpelCom’s Board has recommended that the Shareholders adopt a decision not to pay dividends on common registered shares based on 2005 results and to invest its profits into the business.

•	VimpelCom’s Board has recommended that the Shareholders adopt a decision to pay dividends on preferred registered shares of type A (based on 2005 results), as provided in the Charter, in the amount of 0.1 kopeck per share (in the aggregate, approximately US$233 based upon the exchange rate on April 7, 2006) (Protocol No. 2 of the Board, dated April 7, 2006). According to the recommendation of the Board the declared dividends shall be paid within 60 days from the date of the adoption of this decision.

•	The Board believes that the best use of the Company’s resources at this time would be to continue investing in the business and therefore has recommended to Shareholders to approve investing remaining profits resulting from 2005 operating results into the business.

Shareholder Approval Required: This Item 3 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 4. ELECTION OF THE BOARD OF DIRECTORS

Text of the Proposed Decision: “To elect the following members to the Board of Directors:                     .”

Explanatory Information:

•	The Board consists of nine directors. Members of the Board are elected for one-year terms, which will expire at the annual general meeting of shareholders to be held in 2007, unless the Board in its entirety is terminated prior to the expiration of its term upon a decision of the Company’s shareholders.

•	In accordance with Russian law and the Charter, the following candidates have been nominated for election to the Board: David J. Haines, Mikhail M. Fridman, Arve Johansen, Michael Leibov, Jo Lunder, Oleg A. Malis, Leonid R. Novoselsky, Alexey M. Reznikovich, Fridtjof Rusten, Henrik Torgersen, Larry A. Zielke. Each of these candidates has consented, in writing, to his nomination to the Board of Directors. Information about the candidates for election to the Board is attached to this notice (Attachment 2).

Shareholder Approval Required: The election of the Board is conducted by cumulative voting, which allows proportionate representation of Shareholders on the Board. Each Shareholder should multiply the number of voting shares that it holds by 9 (the number of directors to be elected to the Board out of the 11 nominated candidates) and either allocate all of these votes to one nominee or distribute this total number of votes among 2 or more of the nominees proposed to be elected to the Board. Each Shareholder should vote on this Item 4 by writing the number of votes allocated to each of the nominees selected by him in the appropriate box on the ballot enclosed herewith, provided that the sum of votes given to the nominees selected by the Shareholder may not exceed the total number of votes at such Shareholder’s disposal on this Item 4. A fractional portion of a vote that resulted from multiplying the number of votes held by a holder of a fractional share by the number of persons to be elected to the Board may be cast for one candidate only.

ITEM 5. ELECTION OF THE AUDIT COMMISSION

Text of the Proposed Decision: “To elect the following individuals to the Audit Commission: Alexander Gersh, Halvor Bru and Nigel Robinson.”

Explanatory Information:

•	In accordance with Russian law and the Charter, the following candidates were nominated for election to the Audit Commission: Alexander Gersh, Halvor Bru and Nigel Robinson. Each of these candidates has consented, in writing, to his nomination to the Audit Commission. Information about the candidates for election to the Audit Commission is attached to this notice (Attachment 3).

Shareholder Approval Required: This Item 5 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM. The CEO and General Director of the Company and members of the Board of VimpelCom who are Shareholders of the Company are not eligible to vote on this issue.

ITEM 6. APPROVAL OF EXTERNAL AUDITORS

Text of the Proposed Decision: “To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company’s U.S. GAAP accounts and the firm Rosexpertiza, LLC as the auditor of the Company’s accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2006 results.”

Explanatory Information:

•	In accordance with Russian law, the review of the financial activities of a joint stock company is to be conducted by external auditors as well as the Audit Commission.

•	VimpelCom maintains its accounts in accordance with Russian statutory accounting principles (its country of registration), as well as in accordance with U.S. GAAP. As a result, the Board has recommended that the Shareholders approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company’s U.S. GAAP accounts and the Russian licensed firm Rosexpertiza, LLC as the auditor of the Company’s accounts prepared in accordance with Russian statutory accounting principles.

Shareholder Approval Required: This Item 6 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 7. APPROVAL OF COMPENSATION TO THE MEMBERS OF THE BOARD OF DIRECTORS

Text of the proposed decision:

•	To approve the following program of compensation for members of VimpelCom’s Board of Directors:

1.	Board Director Retainer: US$ 100,000 per year to each Unaffiliated director and US$ 40,000 per year to each Affiliated director, as well as reimbursement of any expenses incurred in connection with service on the Board. Chairman to receive US$ 250,000 retainer per year.

2.	Committee Chairman Retainer: Additional US$ 25,000 per year for serving as head of any official committee of the Board of Directors.

3.	Phantom Stock Grants: To leave in place the existing phantom stock plan on the terms approved previously by the decision of the shareholders.

•	To determine that only physical persons will be eligible to receive compensation and phantom stock grants. If a director is required by his employer to transfer or assign any board compensation received by serving on external boards, then all compensation will be waived by such director and the Company will not have any obligation to pay compensation if such compensation is to be transferred to a third party or company.

•	To determine that a board member can waive his or her rights to compensation for service on the Board of Directors, but that a board member is prohibited from transferring or assigning his or her rights to compensation for service on the Board of Directors.

•	To establish that this decision shall become effective from the date of its approval by the annual general meeting of shareholders.

•	To authorize the Board, with input from the Compensation Committee, to work out the detailed rules for implementation of this resolution including the definition of the terms “Affiliated” and “Unaffiliated”.

•	To establish that this decision shall apply to all members of the Board of Directors, including those elected (re-elected) at this annual general meeting of shareholders and to those elected (re-elected) at future annual general meetings of shareholders, until this decision is canceled or modified by a subsequent decision of the shareholders.”

Explanatory Information:

•	This decision replaces the decisions approved at the AGM based on the 2002 results with respect to compensation for members of the Board. By this decision, we request that the Shareholders approve an increase in the compensation of the members of the Board. In light of the implementation of corporate governance legislative reform, the Board has recommended adjusting the Board compensation to reflect their increased responsibilities.

•	All other decisions relating to compensation and reimbursement applicable to the Board which have been adopted at prior AGMs, unless otherwise stated, will be canceled upon the approval of this item of the agenda.

•	Payments shall be made in accordance with current legislation in US dollars or in rubles at the exchange rate of the Central Bank of the Russian Federation as of the date of payment.

•	This decision shall apply to all members of the Board, including those elected at this AGM, until this decision is canceled or amended by a subsequent decision of the shareholders.

Shareholder Approval Required: This Item 7 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 8. APPROVAL OF COMPENSATION TO THE MEMBERS OF THE AUDIT COMMISSION

Text of the Proposed Decision: To approve the following program of compensation for members of VimpelCom’s Audit Commission: US$ 100,000 per year for the chairman of the Audit Commission and US$ 40,000 per year for each other member, as well as reimbursement of any expenses incurred in connection with service on the Audit Commission.

Explanatory Information:

•	This decision replaces the decision approved at the AGM based on the 2002 results with respect to compensation for members of the Audit Commission. By this decision, we request that the Shareholders approve an increase in the compensation of the members of the Audit Commission. In light of the implementation of corporate governance legislative reform, the Board has recommended increasing compensation of the members of the Audit Commission to reflect their increased responsibilities.

•	Payments shall be made in accordance with current legislation in US dollars or in rubles at the exchange rate of the Central Bank of the Russian Federation as of the date of payment.

•	This decision shall apply to all members of VimpelCom’s Audit Commission, including those elected at this AGM, until this decision is canceled or amended by a subsequent decision of the shareholders.

Shareholder Approval Required: This Item 8 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

* * * * * * * * * *

As noted above, the Board recommends that the Shareholders vote in favor of all of the items on the Agenda.

Please complete the enclosed original ballot as follows:

1.	With respect to all items (except Item 4), place any sign (e.g., cross, checkmark) in the corresponding box of the enclosed ballot following the requirements set forth in the ballot. In order for items to be approved, the specified percentage of votes of holders represented at the AGM and eligible to vote is required. Accordingly, an abstention by a shareholder which submits its ballot may impede adoption of the decisions.

2.	With respect to Item 4 (Election of the Board), cumulative voting is used. Please see the explanation on the completion of the ballot on this item in the explanatory information to Item 4 above.

3.	Your ballot must be signed by you as a shareholder of VimpelCom with indication of the date.

4.	Either (a) bring your ballot to the AGM on June 23, 2006 or (b) return your ballot, by registered mail or in person, to the office of the CEO and General Director of VimpelCom, located at 10, building 14, Ulitsa 8 Marta, Moscow 127083, Russian Federation, Monday through Friday, from 9:30 until 18:00 (Moscow time), so that the Company receives it no later than June 20, 2006. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the AGM, as well as documentation prepared in accordance with Russian law which confirms your authority to vote on behalf of other Shareholders.

Holders of ADSs should return their ballots to The Bank of New York in accordance with its instructions no later than 12:00 p.m. (New York time) on June 20, 2006.

Notice of the results of the Meeting shall be sent to the Shareholders in accordance with the Company’s Charter and Russian law.

This Notice is being sent by order of the Board.

/s/ Alexander Izosimov	/s/ David Haines
Alexander Izosimov CEO and General Director	David Haines Chairman of the Board

Attachment 1

RUSSIAN ACCOUNTING INFORMATION

Set forth below are the key figures in Russian rubles derived from the accounting balance and profit and loss statement of VimpelCom prepared for 2005 in accordance with Russian statutory accounting principles.

Information on VimpelCom’s Balance Sheet Assets and Liabilities and

Shareholders’ Equity as of December 31, 2005

(prepared in accordance with Russian statutory accounting principles)

ASSETS

(in thousands of rubles)

Fixed assets and other non-current assets	98,826,198
Current assets	43,423,011

Balance	142,249,209

LIABILITIES AND SHAREHOLDERS’ EQUITY

(in thousands of rubles)

Capital and reserves	66,396,573
Long-term and short-term liabilities	75,852,636

Balance	142,249,209

2005 Profit and Loss Statement of VimpelCom

(prepared in accordance with Russian statutory accounting principles)

	REVENUE /PROFIT (in thousands of rubles)	EXPENSES /LOSS (in thousands of rubles)
Proceeds from the sale of goods, products, works and services (net of VAT)	72,896,589
Cost of the sale of goods, products, works, services and other expenditures related to core activities		43,275,227
Profit from sales	29,621,362
Interest accrued and other operational revenues and expenditures	9,075,254	13,161,589
Profit from financial and economic activities	25,535,027
Other non-sale revenues and expenditures	2,856,676	5,448,656
Profit for the reporting period	22,943,047
Profit tax and other allocated funds		6,213,858
Retained earnings of the current period	16,729,189

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Attachment 2

INFORMATION ON THE CANDIDATES TO THE BOARD OF DIRECTORS OF OPEN JOINT STOCK

COMPANY “VIMPEL-COMMUNICATIONS”

David J. Haines has served as a director and chairman of the board of directors of our company since June 2005. Mr. Haines is Chief Executive Officer in GROHE AG, a position that he has held since 2004. GROHE AG is a world market leader in sanitary fittings and was acquired by private equity houses TPG and Credit Suisse in July 2004. Mr. Haines also serves as chairman of the board of directors of Glacier S.A., which is a subsidiary of GROHE AG. Prior to joining GROHE AG, from 2000 until 2004, he served as Global Marketing Director and Global Brand and Accounts Director at Vodafone Group Plc. From 1998 until 2000, Mr. Haines served as Deputy Division President of the Coca-Cola Company. From 1989 to 1998, Mr. Haines held various positions at Mars Incorporated in Europe, including Moscow. He holds a B.A. First Class Honors from the University of Greenwich in London.

Mikhail M. Fridman has been a director of our company since July 2001. Mr. Fridman currently serves as chairman of the board of directors of Alfa Group, as well as chairman of the boards of directors of Alfa Bank and OJSC “TNK”. Mr Fridman also serves as a member of the board of directors of CJSC Trade House “Perekriostok.” Since 1989, Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Alfa Eco Telecom (Altimo) and CJSC Trade House “Perekriostok.” In 1988, Mr. Fridman co-founded the “Alfa-Foto” cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at “Elektrostal” metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys.

Arve Johansen has been a director of our Company since June 2003. Mr. Johansen currently serves as Senior Executive Vice President of Telenor, a position that he has held since 1999. Mr. Johansen is Vice Chairman of the board of directors of COSMOTE and is a member of the boards of directors of DTAC, DiGi.Com, Wireless Matrix Corp. and Eltek. Mr. Johansen held various positions before joining the Telenor Group in 1989, including Chief Executive Officer of Telenor International AS from 1995 to 1999, Vice President of Norsk Telekom AS from 1993 to 1995 and Vice President of TBK AS (Telenor Business Communications) from 1989 to 1993. From 1978 until 1988, Mr. Johansen served as Vice President of Ericsson-Norway (formerly Elektrisk Bureau), responsible for the sale and delivery of large specialized telecommunications systems. Mr. Johansen received a M. Sc. degree in telecommunications from the Norwegian Institute of Technology and completed the Program for Management Development at Harvard Business School.

Michael Leibov has served as President and CEO of Corbina Telecom since 1996, of which Mr. Leibov was one of the founders. Mr. Leibov has also held different management positions in several companies, including, IBM, AT&T and IDT. Mr. Leibov received a MS degree in Applied Math and has a diploma from IBM Systems Research Institute. Mr. Leibov is a US citizen, born in 1950.

Jo O. Lunder has served as Chairman of the Board of directors of our Company from October 2003 to July 2005. Since February 2005, Mr. Lunder has served as the Chief Executive Officer of Ementor ASA, a company listed on the Oslo Stock Exchange. From May 2001 until October 2003, Mr. Lunder served as Chief Executive Officer and General Director of our Company. Mr. Lunder has served as a member of the Board of Directors of our Company since May 2002. He also currently serves as a member of the Board of Ferd Holding. From September 2000 until April 2001, Mr. Lunder served as our Company’s President and Chief Operating Officer. From May 2000 until September 2000, Mr. Lunder served as First Deputy Chief Executive Officer and Chief Operating Officer of our Company. From September 1999 until April 2000, Mr. Lunder served as our Chief Operating Officer. From 1993 to August 1999, Mr. Lunder served in various capacities for Telenor and its affiliates, including Chief Operating Officer of Telenor Mobile Communications AS (“Telenor Mobile”). Mr. Lunder earned a bachelor’s degree from Oslo Business School and an MBA from Henley Management College in the U.K. He has also completed a Management Training program at IMD in Lausanne, Switzerland.

Oleg A. Malis has served as Vice President of Altimo since 2005. From November, 2005 till present time he also has served as a member of the Board of Directors of “Golden Telecom Group of Companies.” During the period from 2003 to 2005 Mr. Malis held the office of Senior Vice President and Director of M&A at Golden Telecom Holding where he worked on, among other projects, the company’s entering the market of St. Petersburg and a number of other regions as well as on acquisition of the third largest, in Russia, alternative operator “Combellga”, which made the holding the largest alternative wire communication operator in the CIS. Earlier Mr. Malis held leading positions at Corbina Telecom, a company which he founded together with his brother Aleksandr in 1993. Mr. Malis graduated from Moscow Aviation Technology Institute, Faculty of Ergonomics in 1993.

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Leonid R. Novoselsky is heading Gradient Group and the General Director of OOO GK Gradient. He was born on November 7, 1969. Mr. Novoselsky is a citizen of Russia. In 1993 Mr. Novoselsky graduated from the Moscow Institute of Steel and Alloys. In 1999 he graduated from Wharton Business School, Philadelphia, USA.

Alexei M. Reznikovich has served as a director of our Company since May 2002. He also serves as Chief Executive Officer of Altimo. In 1993 Alexei Reznikovich started his career at the international consultancy company McKinsey & Co., before that he worked at Procter & Gamble in Italy and from 1995 – at Transworld Company in the USA. From 1998 till 2000 he was a partner at the Russian McKinsey & Co. office. He founded EMAX, a new business venture to develop internet centers in Russia, and has been a director of EMAX and CAFEMAX, an internet café chain, since February 2001. Alexei Reznikovich has been the CEO of ‘Alfa-Telecom’, later renamed into ‘Altimo’, since June 2005 and a director of the company’s parent, Alfa Group, since 2002. He has overall responsibility for business development and for management supervision of the group’s investment assets. Alexei Reznikovich was born on April, 15, 1968 in Moscow. He graduated from the Economics Faculty of Moscow State University and received his MBA from Georgetown University in the USA and INSEAD in France in 1993.

Fridtjof Rusten has been a director of our Company since June 2005. Mr. Rusten currently serves as Senior Vice President of Telenor, a position that he has held since January 2003. He joined Telenor as a Vice President for New Business in January 2000, focusing on expanding the business into new markets through acquisitions and license auctions. Prior to joining Telenor, Mr. Rusten served in various capacities at Saga Petroleum AS, focusing on international investments, business development, strategy and M&A. He holds a master’s degree in industrial economics from the Norwegian Institute of Technology.

Henrik Torgersen has been a director of our Company since January 1999. Mr. Torgersen currently serves as Senior Vice President/Advisor to CEO of Telenor. He joined Telenor in August 1998. Prior to joining Telenor, Mr. Torgersen was an Associate Partner at Andersen Consulting (now Accenture) in the area of electronic commerce. From 1992 to 1998, he worked with Andersen Consulting and was responsible for building and running its Foundation Software Organization in Northern Europe. Mr. Torgersen has more than 15 years of experience as an executive in the information technology industry and worked for eight years with IBM. He holds a Master’s Degree in Technical Cybernetics from the Norwegian Institute of Technology and has completed Management Training at IMD in Lausanne, Switzerland. He is a board member of the East West Institute and the Norwegian Russian Chamber of Commerce.

Larry A. Zielke is an instructor at Youngstown State University, where he teaches business law courses at the undergraduate level and project finance at Youngstown State’s graduate business school. He is an advisor to the university’s Williamson Center for International Business. In addition, he maintains a commercial law practice in Canfield, Ohio. From 1994 to 2000, Mr. Zielke was General Counsel and Corporate Secretary of Sakhalin Energy Investment Company Ltd., resident first in Moscow and subsequently on Sakhalin Island. During this period, Mr. Zielke was a member of Sakhalin Energy’s Executive Management team that achieved the first export of oil from Russia by a non-Russian company, was the company’s lead negotiator for project financing from EBRD, OPIC and JEXIM, and was responsible for risk management and corporate compliance. From 1979 to 1994, he served as in-house counsel to Babcock & Wilcox and various other affiliates of McDermott International, Inc., which included experience from Cairo to Jakarta while residing in Dubai, United Arab Emirates. Mr. Zielke holds a Juris Doctor degree from the University of Akron, a B.S. in engineering physics and a Mechanical Engineer degree from Ohio State University. His engineering background included research for nuclear reactor core heat transfer design. In addition to being a licensed attorney, he is also a licensed professional engineer.

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Attachment 3

INFORMATION ON THE CANDIDATES TO THE AUDIT COMMISSION

Alexander Gersh has been a member of our audit commission since June 2003 and the Chairman of our Audit Commission since 2004. Since January 2005, Mr. Gersh has served as Chief Financial Officer of NDS Group plc, a provider of technology solutions for digital pay-TV. He previously served as Chief Financial Officer of FLAG Telecom, NextiraOne LLC and Transora. From 1998 through 2001, Mr. Gersh was Chief Financial Officer of BT Cellnet, a subsidiary of British Telecommunications Plc, which is one of the largest cellular service providers in Europe and Chief Financial Officer of BT Europe for British Telecommunications Plc. From 1994 through 1997, Mr. Gersh served as Finance Director for Europe, the Middle East and Africa and Chief Financial Officer of St. Petersburg Telecom, a subsidiary of Motorola, Inc. Mr. Gersh is a member of the Institute of Certified Public Accountants. Mr. Gersh graduated with a B.A. from Baruch College (City University of New York).

Halvor Bru has been holding various positions at Telenor since 1994 and he currently serves as Project Director for the Sarbanes Oxley Project. Previous positions in Telenor include 8 years as CFO for Telenor Mobil AS, 1 year as CFO for Connect Austria and 1 year as director in Telenor Mobile’s product/marketing division. In 1999 - 2004 Halvor Bru was Chairman of the Board of Directors in Telenor’s operation in Montenegro (Pro Monte). Before joining Telenor, he worked 10 years with the major Norwegian maritime/industrial group Aker / Kvaerner and 4 years with the Lillehammer Olympic Organizing Committee (LOOC). He holds a master’s degree in economics from the Norwegian School of Economics and Business Administration - NHH (1980) with supplementary training at University of Cambridge (1981) and University of Marseille (1982).

Nigel J. Robinson has been a member of our audit commission since July 2001. Mr. Robinson currently serves as the Director of Corporate Development Finance and Control of Alfa Group, a position that he has held since January 2000. Mr. Robinson is responsible for overseeing the financial control and corporate governance structures of Alfa Group’s holding company and its subsidiary structures. Mr. Robinson serves on the supervisory boards of the Consortium Alfa Group, Alfa Eco Group and Alfa Telecom. He also is a member of the supervisory board of venture fund “Russian Technologies”. Prior to joining Alfa Group, Mr. Robinson spent six years with Price Waterhouse (now PricewaterhouseCoopers) in the firm’s audit and business advisory group, four of which were in the firm’s Moscow office and two years as a senior manager responsible in the firm’s St. Petersburg office. Mr. Robinson trained and qualified as a Chartered Accountant with Touche Ross, London, U.K., and is a member of the Institute of Chartered Accountants in England and Wales. Mr. Robinson received a diploma in accounting from Norwich City College of Further and Higher Education in the United Kingdom.

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OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russian Federation

VOTING BALLOT

2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS BASED UPON 2005 RESULTS

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Name of Shareholder:

Number of votes owned by Shareholder:

The 2006 Annual General Meeting of Shareholders Based On 2005 Results (“AGM”) of the Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) will be held on June 23 2006, at 10:00 (Moscow time) at the following address: 10, Ulitsa 8 Marta, Building 14, Moscow, Russian Federation. The AGM shall be held in the form of a meeting (voting may be effected by completed voting ballots sent to VimpelCom). Either (a) bring your ballot to the AGM on Friday, June 23, 2006 or (b) return your ballot, by registered mail or in person, to the office of the CEO and General Director of VimpelCom, located at 10, Ulitsa 8 Marta, Building 14, Moscow, 127083, Russian Federation, Monday through Friday, from 9:30 until 18:00 (Moscow time), in order to have us receive your ballot no later than on June 20, 2006. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the AGM, as well as documentation prepared in accordance with Russian law, which confirms your authority to vote on behalf of other Shareholders.

Please be advised of the following:

- the voting person shall have the right to select only one voting option except when voting is effected pursuant to the instructions of persons which acquired the shares after the record date for the AGM or pursuant to the instructions of holders of ADSs of VimpelCom;

- if the voting ballot contains more than one voting option, then the fields for indication of the number of votes cast for each voting option shall show the number of votes cast for a particular option, and the note shall be made that the voting is effected pursuant to the instructions from the buyers of shares which were transferred after the record date for the AGM and/or pursuant to the instructions of holders of ADSs of VimpelCom;

- the person voting on the basis of a power of attorney in respect of the shares which were transferred after the record date for the AGM shall fill out the field for the number of votes opposite the selected voting option with the number of votes cast for this particular option and shall make a note that voting is effected on the basis of a power of attorney issued in respect of the shares transferred after the record date for the AGM;

- if not all the shares have been transferred after the record date for the AGM, the voting person shall fill out the field for the number of votes opposite the selected voting option with the number of votes cast for this particular option and shall make a note that part of the shares was transferred after the record date for the AGM. If in respect of the shares transferred after the record date for the AGM the acquirers of such shares provided their voting instructions which match the selected voting option, then such votes shall be summed up.

Please refer to the enclosed materials for a more detailed explanation of the items you have been requested below to vote on.

Item 1. Approval of the 2005 VimpelCom Annual Report

Text of the Proposed Decision: “To approve the 2005 VimpelCom Annual Report.”

Vote:	For	Against	Abstained

Item 2. Approval of VimpelCom’s accounting statements, including Profit and Loss Statement for 2005 (prepared in accordance with Russian statutory accounting principles)

Text of the Proposed Decision: “To approve VimpelCom’s 2005 accounting statements, including profit and loss statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza, LLC.”

Vote:	For	Against	Abstained

Item 3. Allocation of profits and losses resulting from 2005 operations including non-payment of dividends to holders of common registered shares and payment of dividends to holders of preferred registered shares of type A.

Text of the Proposed Decision: “To not pay annual dividends to holders of common registered shares based on 2005 results; to pay annual dividends to holders of preferred registered shares of type A based on 2005 results in the amount of 0.1 kopeck per share within 60 days from the date of the adoption of this decision; and to invest the remaining profits resulting from 2005 operating results into the business.”

Vote:	For	Against	Abstained

Item 4. Election of the Board of Directors

Number of votes of Shareholder under cumulative voting:

Text of the Proposed Decision: “To elect the following members to the Board of Directors:                     .”

Vote:

Name of nominee proposed to be elected to the Board of Directors	Number of votes cast for each nominee
1. David J. Haines
2. Mikhail M. Fridman
3. Arve Johansen
4. Michael Leibov
5. Jo Lunder
6. Oleg A. Malis
7. Leonid R. Novoselsky
8. Alexey M Reznikovich
9. Fridtjof Rusten
10. Henrik Torgersen
11. Larry A. Zielke

Note: Information on the nominees to the Board is attached to the Notice to Shareholders as Attachment 2. The election of the Board is conducted by cumulative voting, which allows proportionate representation of Shareholders on the Board. Each Shareholder should multiply the number of voting shares that it holds by 9 (the number of directors to be elected to the Board out of the 11 nominated candidates) and either allocate all of these votes to one nominee or distribute this total number of votes among 2 or more of the nominees proposed to be elected to the Board. Each Shareholder should vote on this Item 4 by writing the number of votes allocated to each of the nominees selected by him in the appropriate box, provided that the sum of votes given to the nominees selected by the Shareholder may not exceed the total number of votes at such Shareholder’s disposal on this Item 4. A fractional portion of a vote that resulted from multiplying the number of votes held by a holder of a fractional share by the number of persons to be elected to the Board may be cast for one candidate only.

Item 5. Election of the Audit Commission

Text of the Proposed Decision: “To elect the following individuals to the Audit Commission: Alexander Gersh, Halvor Bru, and Nigel Robinson.”

Vote:	For	Against	Abstained

Item 6. Approval of external auditors

Text of the Proposed Decision: “To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company’s U.S. GAAP accounts and the firm Rosexpertiza, LLC as the auditor of the Company’s accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2006 results.”

Vote:	For	Against	Abstained

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Item 7. Approval of compensation to the members of the Board of Directors

•	Text of the Proposed Decision: “To approve the following program of compensation for members of VimpelCom’s Board of Directors:

1.	Board Director Retainer: US$ 100,000 per year to each Unaffiliated director and US$ 40,000 per year to each Affiliated director, as well as reimbursement of any expenses incurred in connection with service on the Board. Chairman to receive US$ 250,000 retainer per year.

2.	Committee Chairman Retainer: Additional US$ 25,000 per year for serving as head of any official committee of the Board of Directors.

3.	Phantom Stock Grants: To leave in place the existing phantom stock plan on the terms approved previously by the decision of the shareholders.

•	To determine that only physical persons will be eligible to receive compensation and phantom stock grants. If a director is required by his employer to transfer or assign any board compensation received by serving on external boards, then all compensation will be waived by such director and the Company will not have any obligation to pay compensation if such compensation is to be transferred to a third party or company.

•	To determine that a board member can waive his or her rights to compensation for service on the Board of Directors, but that a board member is prohibited from transferring or assigning his or her rights to compensation for service on the Board of Directors.

•	To establish that this decision shall become effective from the date of its approval by the annual general meeting of shareholders.

•	To authorize the Board, with input from the Compensation Committee, to work out the detailed rules for implementation of this resolution including the definition of the terms “Affiliated” and “Unaffiliated”.

•	To establish that this decision shall apply to all members of the Board of Directors, including those elected (re-elected) at this annual general meeting of shareholders and to those elected (re-elected) at future annual general meetings of shareholders, until this decision is canceled or modified by a subsequent decision of the shareholders.”

Vote:	For	Against	Abstained

Item 8. Approval of compensation to the members of the Audit Commission

Text of the Proposed Decision: “To approve the following program of compensation for members of VimpelCom’s Audit Commission: US$ 100,000 per year for the chairman of the Audit Commission and US$ 40,000 per year for each other member, as well as and reimbursement of any expenses incurred in connection with service on the Audit Commission.”

Vote:	For	Against	Abstained

(a) ☐ - indication that voting is effected under a power of attorney issued in respect of shares transferred after the record date for the AGM.

(b) ☐ - indication that voting is effected pursuant to the instructions of buyers of shares transferred after the record date for the AGM and/or pursuant to the instructions of holders of ADSs.

(c) ☐ - indication that a portion of shares was transferred after the record date for the AGM.

Signature of the Shareholder:

Date:

This original ballot must be signed and dated by the Shareholder.

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